Filed by Health Care REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:
Windrose Medical Properties Trust
(Commission File No. 001-31375)
Final Transcript

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Conference Call Transcript

HCN — Health Care REIT/Windrose Conference Call

Event Date/Time: Sep. 13. 2006 / 10:30AM ET

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
CORPORATE PARTICIPANTS
Georganne Palffy
Financial Relations Board — IR
George Chapman
Health Care REIT — Chairman and CEO
Fred Klipsch
Windrose — Chairman and CEO
Fred Farrar
Windrose — President, COO and Treasurer
Ray Braun
Health Care REIT — President
Scott Estes
Health Care REIT — SVP and CFO
CONFERENCE CALL PARTICIPANTS
Paul Puryear
Raymond James — Analyst
Todd Munn
WIC Partners — Analyst
Tony Howard
Hilliard Lyons — Analyst
Rich Anderson
BMO Capital Markets — Analyst
Scott O’Donnell
MetLife — Analyst
Charlie Place
Ferris Baker Watts — Analyst
Philip Martin
Cantor Fitzgerald — Analyst
Chris Lucas
Robert W. Baird — Analyst
Rob Mains
Ryan Beck — Analyst
Matthew Demchyk
Urdang Securities — Analyst
Omotayo Okusanya
UBS — Analyst
Larry Fleischman
Capital Vision — Analyst
Jay Redduy
IXIS — Analyst
Michael Emerald
Longfellow Investments — Analyst
Loren Griffin
Arctos Partners Inc. — Analyst
Charlie Sweat
Robeco — Analyst

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
PRESENTATION

Operator
Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Health Care REIT Inc. conference call. Today’s call is being recorded. At this time all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. (OPERATOR INSTRUCTIONS). I would like to remind everyone that this conference is being recorded.
I would now like to turn the conference over to Georganne Palffy of the Financial Relations Board. Please go ahead.

Georganne Palffy - Financial Relations Board — IR
Thank you. Good morning, everyone. Thank you for joining us today for the Health Care REIT and Windrose Medical Properties Trust merger announcement conference call. If you did not receive a copy of the press release this morning, you may access it via Health Care REIT’s website at www.hcreit.com, or via Windrose Medical Properties Trust’s website at www.windrosempt.com. In addition there are accompanying slides to this conference call that may be accessed at the same company websites. I would like to remind everyone that we are holding a live webcast of today’s call and you may access this via the companies’ websites as well.
At this time management would like me to inform you that certain statements made during this conference call which are not historical may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Health Care REIT and Windrose Medical Properties Trust believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be attained.
Factors and risks that could cause actual results to differ materially from expectations are detailed in the press release and from time to time in both companies’ filings with the SEC.
Having said all of that, I would now like to turn the call over to George Chapman, Chairman and CEO of Health Care REIT, for his opening remarks. Please go ahead, sir.

George Chapman - Health Care REIT — Chairman and CEO
Thank you, Georganne. We were very pleased to announce the news this morning that Health Care REIT and Windrose Medical Properties Trust have agreed to merge. Joining me on the call today are Health Care REIT President, Ray Braun; our CFO, Scott Estes; as well as Fred Klipsch, Chairman and CEO of Windrose; and Fred Farrar, President, COO, and Treasurer of Windrose.
Now, under the terms of the deal announced this morning Health Care REIT will acquire Windrose for approximately $877 million including the assumption of Windrose outstanding debt, which totaled $426 million as of June 30, 2006. This merger will create a company with an impressive portfolio of over 550 properties in 37 states; gross real estate investments of approximately $4 billion; and a total enterprise value of approximately $5 billion.
Let me remind you of some of our discussions in recent earnings calls. In those calls because of our anticipation of the arrival of the baby boomers, we have broadened our investment strategy. We are going to attempt to take advantage of a full spectrum of senior housing and healthcare investments. Accordingly we have already begun to add both higher acuity platforms as well as medical offices to our portfolio. And today’s announcement with Windrose will only accelerate the execution of this expanded investment strategy on a number of fronts.
Through the combination with Windrose’s portfolio, we obtain critical mass in a targeted new asset class which otherwise could take as long as four to five years to build. Together we have the ability to provide a wide spectrum of property management and development capabilities, the potential for increased investment volumes, and an opportunity to lower our cost of capital.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
The Windrose portfolio is a complementary fit with the existing Health Care REIT portfolio as the combined portfolios will offer greater asset type diversification, reduced tenant concentrations, and a favorable investment maturity profile. The merger, I should add, also increases the nongovernment component of our portfolio to approximately 55 to 60% of the combined companies’ total facility revenue. Importantly, we anticipate this transaction to be accretive to FFO beginning in 2007.
We are particularly pleased to enter into the MOB sector with Windrose as our platform. Their portfolio is one that would otherwise take a sustained period of investment and focus to build a similar platform on our own while Windrose has a substantial portfolio already in place that is performing well. I should add that we have done business with the management team of Windrose since the early ‘90s and have many long-standing personal and business relationships. In fact, one of Health Care REIT’s first investments in the assisted living sector back in 1993 was a loan with National Guest Homes — a loan to National Guest Homes, a company in which both Fred Klipsch and Fred Farrar were principals.
In that transaction, the construction manager was HADC, then and now run by O.B. McCoin. Consequently, when we evaluated acquisition opportunities, it was very natural for us to consider Windrose. I should add again that Health Care REIT has a long and successful history of development on our own, having developed over $700 million of senior housing assets over the last five or six years. In addition, our track record goes back much further than that, having begun our business in 1970 so that for three decades we’ve developed a number of skilled nursing facilities. And in the ‘80s, we developed a number of independent living facilities followed by our leadership in the early ‘90s and up to the current date as the first, and I would indicate that we are probably the leader, in the development of modern assisted living platforms.
Recently we have begun to do some acute care development as well having been involved with MedCath at an early stage and recently having developed an orthopedic specialty care hospital in New Albany, Ohio.
Putting this development experience in a broader context, we have been leaders in investing in and developing facilities that meet the changing needs of the consumer. From our early days as the first healthcare REIT investing in modern skilled nursing through IL in the ‘80s and a leader in ALFs in the ‘90s, we have proactively advanced the consumers’ demands. We are continuing to do so going forward and we are going to be more able to do so combining Windrose and Health Care REIT.
We have previously discussed our belief that the customer is demanding facilities, combination facilities, and even campuses that more appropriately address the changing needs of his or her healthcare and senior housing needs. Accordingly our shadow pipeline or what we call our operator lines of credit that currently total over $2 billion already include a majority of investments comprised of a variety of different combinations of facilities which provide an array of services.
We believe this trend will only accelerate as the baby boomers join senior housing in five or six years and as campuses essentially become virtual villages in the next 10 to 15 to 20 years. And thus the addition of the Windrose development team at HADC is a welcome addition to our capabilities.
We have been very busy already working toward integrating our teams and systems. You should note that we will operate Windrose as a division of Health Care REIT to take advantage of Fred Klipsch’s and Fred Farrar’s abilities and contacts. Frankly a critical element in pursuing this merger was to provide us with the continuing involvement of the Freds and for that matter, their team. Their performance will be tied to their continuing success in originating investments with us, meeting our agreed-upon Windrose division property level model, and working effectively and expeditiously to integrate all aspects of our companies.
We look forward to welcoming Fred Klipsch as Vice Chairman of the combined company and we look forward to his invaluable experience and insights as he joins our Board of Directors. In addition, Fred Farrar will become President of the Windrose division and Executive Vice President of Health Care REIT, while other members of their team are joining us in appropriate capacities as well.
We believe our combined teams with our long history both personal and professional should produce excellent results over time for our shareholder base.
With that I would like to turn it over to my colleague Fred Klipsch for his remarks. Fred?

Fred Klipsch - Windrose — Chairman and CEO
Thank you, George. We are pleased to be merging with one of the most respected and well-managed firms in our industry. We believe this provides our shareholders with a number of positives. In addition to the equity premium, our shareholders will realize an immediate 23% increase

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
in annualized dividends from a stable diversified portfolio. With Health Care REIT’s access to capital and their state-of-the-art systems, we will increase investment prospects in the acute care and MOB sectors.
As the analysts who have been following our company for some time will understand, we worked very hard of late to build our systems and infrastructure. As a result of this multi-year effort in our internal property management capabilities combined with Health Care REIT’s resources building a comparable platform and infrastructure would have taken both of the companies at least three to five more years to create separately.
In addition, we believe that our management team is an excellent cultural fit with George and his team and look forward to our future prospects together. I’m also excited about the opportunity to sit on the Company’s Board of Directors.
HADC has historically pursued $40 million to $50 million in annual development, but now has a phenomenal strategic benefit leveraging Health Care REIT’s relationships to provide a variety of products after consummation of this deal. As an example, Health Care REIT currently has approximately $140 million in third-party development that the combined company may be capable of doing in house in a postmerger environment. HADC could contribute new assets at a significantly greater pace contributing to the companies’ earnings as a result.
Now I would like to turn it over to Fred Farrar for his comments.

Fred Farrar - Windrose — President, COO and Treasurer
Thank you, Fred. I would like to reinforce Fred Klipsch’s comments as to our excitement for the prospects of the combined businesses. With Health Care REIT providing access for future capital, Fred Klipsch, Dan Loftus, and I and the rest of our team are freed up from the distractions of raising capital and debt sources and otherwise running a public entity to focus on our business opportunity as a division of a much larger financial entity. We can focus our efforts on expanding our relationships across our portfolio and building new relationships.
We had already begun a process to expand our business development capability to focus on expanding our internal development activities while at the same time focusing on the internal systems in process that provide an upgrade to the customer facing component of our property management business, both of which should lead to improved renewal and occupancy percentages.
In addition, in the current cap rate environment, the lower cost of capital could allow us to be competitive on acquisition opportunities that Windrose would’ve been challenged to consider before. George?

George Chapman - Health Care REIT — Chairman and CEO
Thanks very much, Fred and Fred. And with that I would like to turn it over to Ray Braun, who will give a much more detailed description of the transaction. Ray?

Ray Braun - Health Care REIT — President
Thanks, George. I would like to reiterate that we have a slide show posted on the website and it provides considerable data on Windrose, the combined company, and the transaction. You can also find it on the Windrose website.
Under the terms of the merger agreement, each outstanding share of Windrose will be exchanged for a number of shares of Health Care REIT’s common stock, equal to $18.06 or a 0.4509 exchange ratio as of yesterday’s closing prices, and that is a total acquisition price of $877 million. The exchange ratio will be subject to increase up to a maximum of 0.465 shares in the event of a decrease in Health Care REIT’s common stock price. Upon closing, Windrose stockholders will own approximately 15% of Health Care REIT assuming conversion of all the outstanding Windrose convertible preferred stock. We expect to close around the end of 2006 subject to customary approvals as well as the approval of Windrose shareholders and OP holders. [Correction: Approval of limited partners of Windrose’s operating partnership is not required.]
A couple of minutes to reiterate the transaction rationale. We think it has great strategic benefit for Health Care REIT. We will obtain critical mass in the medical office sector with the addition of the Windrose portfolio. Second and more importantly, the combined entity will have expertise across all sectors of the senior housing and healthcare continuum as well as development and property management capabilities, thus increasing our growth opportunities.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
Third, the enhanced asset diversity reduces our tenant concentrations and provides for quality long-term revenues. Fourth, the merger improves several key portfolio metrics including increasing the nongovernmental component of our facility level of revenue to 55 to 60% of our total revenue postclosing and reducing operator concentration risk as the top five operator percentage will decline to 35% from 43%. Scott Estes will give you a little bit more detail on some of the other benefits of the combined portfolio.
Turning now to valuation, as of last night’s closing price, our exchange ratio of 0.4509 represented a price of $18.06 or a 19% premium to Windrose’s share price as of close yesterday. On an FFO per-share basis, our purchase price represents a multiple of 12.8 times the current Wall Street consensus 2007 forecast.
Next I would like to summarize the Windrose portfolio. The portfolio currently includes 92 properties in 13 states with 3.5 million square feet. As of June 30, the portfolio was 88% medical office buildings, had an average remaining lease term of 4.9 years, and an average portfolio occupancy rate of 94%. For further detail you can see the slide show as well as the Windrose quarterly supplemental package available on their website.
For capitalization, the aggregate capitalization of Windrose currently stands at approximately $877 million using June 30th debt balances. This is comprised of $451 million of equity market capitalization including the full conversion of the Windrose Series A convertible preferred, $375 million in secured debt, and $51 million in trust preferred securities. It is our intent that we will replace much of the secured debt with unsecured debt over the next few years.
From an operations perspective, as George mentioned, we intend to run Windrose as a division of Health Care REIT with Fred Klipsch and Fred Farrar heading up those operations. Toledo will continue to remain the corporate headquarters. We will maintain the existing Windrose offices in Indianapolis and strengthen our presence in Nashville, where one of our employees, Jay Morgan, resides and heads up our acute care initiative and he will be able to work closely with O.B. McCoin and his team in that region.
Windrose has an established strong franchise and we look forward to working with them to continue that success.
That completes my report and I will turn it over to Scott for a review of the combined entity.

Scott Estes - Health Care REIT — SVP and CFO
Thanks, Ray. Good morning everyone. The combined company will be a leader in the healthcare REIT industry. We will have more than 550 buildings across 37 states, gross real estate investments of approximately $4 billion and an enterprise value of approximately $5 billion. Our combined portfolio is not only complementary but much stronger.
The combined company will enjoy improved portfolio diversification by asset type and we will have investments across the full continuum of senior housing and healthcare services assets. Our portfolio concentration in the seniors housing sector will decline from 93% to 77% primarily as a result of the addition of medical office buildings which will represent roughly 16% of the combined portfolio.
Post closing the combined company will have greater geographic diversity across 37 states. We will add California to our top five states and Texas will move up to the number two position with 10% of the portfolio. Our top five states will remain at 49% of the portfolio investment base.
We will also enjoy a much more diversified tenant base. Our top five operator concentration will decline to 35% from 43% based on June 30th data and, consistent with our long-term policy, as a result of the transaction no single operator will represent more than 10% of the combined company.
After closing of the transaction, we will continue to have an attractive investment and maturity profile as well with 86% of the combined portfolio investment maturities occurring after 2010.
Turning now to our pro forma credit metrics using 6/30 balance sheet data, debt to book cap is 49% while debt to undepreciated book capitalization is 45%, which is consistent with our policy of targeting debt to undepreciated book in the range of 40 to 45%. Our interest and fixed charge coverages would remain strong as well at 2.9 times and 2.5 times, respectively. Our combined debt maturity schedule will also be very manageable as Windrose has virtually no debt maturing prior to 2009 and Health Care REIT has only $95 million in senior notes maturing prior to 2012.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
Next I would like to speak briefly about the financial impact that this strategic transaction will have on Health Care REIT. Historically as you may know we’ve provided guidance each February regarding how the year is shaping up including expectations for earnings and our views on the pipeline and overall growth opportunities. As George mentioned earlier, we anticipate this transaction will be accretive to 2007 FFO per share. However we will update you with more detailed guidance for 2007 concurrent with our first-quarter earnings release in February.
We do remain committed to maintaining our balance sheet management policies consistent with those of BBB flat rated companies and we have already had discussions with the rating agencies to let them know about today’s announcement. We see this as a strategic growth transaction, but have also identified approximately $1 million to $2 million in annualized G&A synergies primarily through the elimination of public company costs. The reality is however that a lot of the real G&A benefits will occur over the next several years when we don’t have to invest in our own property management platforms since we get all those capabilities as a result of this deal.
Finally Health Care REIT does intend to provide an interim line of credit to Windrose up to an amount of $150 million to fund additional Windrose investment opportunities through the closing of the merger.
That concludes my report and I’ll turn it to you, George.

George Chapman - Health Care REIT — Chairman and CEO
Thanks very much, Scott. That concludes our formal remarks, our prepared remarks. We will now open for questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Paul Puryear, Raymond James.

Paul Puryear - Raymond James — Analyst
Congratulations. Two or three questions. The G&A savings that’s in the package of $1 million to $2 million a year, could you talk about that a little bit? Given the run rate that we carry for Windrose, that actually looks a little bit light to us. Is that a fair assumption? Is that a conservative number?

George Chapman - Health Care REIT — Chairman and CEO
I think, Paul, our approach to this merger is a very positive merger to try to enhance our deal flow and to drive even more investment totals. So that we have been very careful to not spend a great deal of time at least for now on so-called cost savings. We view this as more of a positive revenue driven type of commitment. To date those are cost savings relating to essentially the elimination of the duplication — the elimination of the SEC reporting functions. And there could possibly be some additional cost savings later, but again that is not how we look at it. It is very much of a positive win-win situation.
Windrose, as they were indicating, were doing a very good job of building their own platform and they have a great platform. They are going to run as a division and they are going to produce value and our people are going to continue to do the same. If you look at their deal flow, it is excellent and as a percentage of their assets, very high. If you look at our last three or four years, Paul, we’ve been running at about $500 million net investment. So we think we can drive significant value and once again our emphasis has not been on the cost savings per se but more on what we can build together. Scott, do you want to add anything?

Scott Estes - Health Care REIT — SVP and CFO
No. I think that is appropriate.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Paul Puryear - Raymond James — Analyst
Fair enough. We clearly see the rationale here. I guess and on that point, George, as you think about — I know you’re not guiding for ‘07, but we obviously have assumptions since we cover both stocks in the models for new investments for both companies. Could you just give us any color on that? And sort of your whole outlook on new investments in the merged company?

George Chapman - Health Care REIT — Chairman and CEO
I want Ray to add a few things here, but we would not be doing this transaction if we did not think we could create more value together than apart. We worked well together for fifteen years on various things. We have always attempted to collaborate from time to time. Even Windrose and Health Care REIT if we could find the right joint deal. I think you know their run rate on investments and ours. So my expectation is that we can do quite well. We’re not going to go beyond that at the moment.
I would emphasize just a couple of points Fred made so very well too, and that is that their development and property management capabilities give us an ability to get into some areas that we have had opportunities in the past and to enhance perhaps our bottom line results by handling even more of our own development and obtaining deals that we could not without the kind of development expertise that O. B. and his team have at HADC. Ray?

Ray Braun - Health Care REIT — President
A couple of other comments, Paul. As George alluded to in his opening remarks, our business model is to have lines of credit with operators and we continue to have commitments out there approaching $2 billion with operators who, if they find transactions, we can fund. So we think that is a pretty good shadow pipeline. As Fred Farrar mentioned, they are in a position now to spend more time looking for deals. So we are pretty bullish on that as well. We think when we sit down and get our arms around it we will be looking at some pretty good numbers.

Paul Puryear - Raymond James — Analyst
Thanks. One more question. Are there any accounting issues as you put the two companies together, anything we should look out for from a mark-to-market debt, assets or otherwise, straight line rents, etc.?

George Chapman - Health Care REIT — Chairman and CEO
No. We’ve both done our due diligence. It looks like everything will come together very cleanly. I suppose the only issue is that Windrose, like a lot of the office companies, they have shorter lease — generally they have shorter leases and therefore it is much more common to have straight line rent in the three- to five-year leases than it is in our fifteen-year leases. So that is about the only thing that we’re going to have to come to grips with, but we think that is easily understood and easily explained.

Paul Puryear - Raymond James — Analyst
So in terms of putting the two companies together, nothing we have to watch out for in terms of sort of a rejiggering revenues for Windrose and/or any adjustments to the rates on the debt?

George Chapman - Health Care REIT — Chairman and CEO
No.

Scott Estes - Health Care REIT — SVP and CFO
This is Scott. I think we may have to add a couple items in our income statement to reflect the revenue and expenses of medical office buildings and that would probably be the extent of it.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

George Chapman - Health Care REIT — Chairman and CEO
It’s more the presentation.

Scott Estes - Health Care REIT — SVP and CFO
Right.

Paul Puryear - Raymond James — Analyst
Okay, thanks. Congratulations again. It really looks interesting.

Operator
Todd Munn, WIC Partners.

Todd Munn - WIC Partners — Analyst
Is there a collar mechanism regarding the terms?

George Chapman - Health Care REIT — Chairman and CEO

Yes, there is. Scott, do you want to go into that briefly?

Scott Estes - Health Care REIT — SVP and CFO
Sure. The transaction exchange ratio is the 0.4509, as announced, subject to a floor should Health Care REIT stock decline prior to the closing of the merger where it could go up to a maximum of 0.465. That is the range.

Todd Munn - WIC Partners — Analyst
Otherwise beyond that it is just 0.4509?

George Chapman - Health Care REIT — Chairman and CEO
It is a very tight collar if you really look at it.

Todd Munn - WIC Partners — Analyst
Thank you very much.

Operator
Tony Howard, Hilliard Lyons.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Tony Howard - Hilliard Lyons — Analyst
This is for Fred and Fred. Was Windrose looking to be sold? And a couple questions on that. Is there a termination fee? And also were there other bids out there?

Fred Klipsch - Windrose — Chairman and CEO
We had several questions there. As we came into this year, we were not looking to be sold or to merge. As we entered in discussions with George on a more hypothetical discussion this spring, it evolved from there. So there was not a plan to sell the company at any stage. I think the strategy just evolved through discussions and made fundamental sense for both companies. Your second question was with termination fees?

Tony Howard - Hilliard Lyons — Analyst
Right.

Fred Klipsch - Windrose — Chairman and CEO
Fred, do you want to talk a little bit about that?

Fred Farrar - Windrose — President, COO and Treasurer
Yes, the termination fee as provided in the merger agreement is, under certain circumstances, is 3.75% of the equity value. The merger agreement should be filed by the end of the week or Monday, so certainly a lot of those questions on the mechanism and how it works will be answered then.

George Chapman - Health Care REIT — Chairman and CEO
Tony, you had a third question. What was it?

Tony Howard - Hilliard Lyons — Analyst
Were there other offers that you considered?

Fred Klipsch - Windrose — Chairman and CEO
No, we actually began just general discussions, as I indicated, in the spring. What we evolved was what we considered to be an absolute solid strategic relationship. We are looking forward, Fred and I and the rest of the Windrose team, to continue growing Windrose, and we believe that this transaction provides a better platform and the ability to do that better going forward. And in the same breath we think it is a great transaction for our shareholders. It has a solid premium and as indicated in the documentation there is a 23% increase in the dividend the day we close. So at the end of the day it was a negotiated strategic relationship.

Tony Howard - Hilliard Lyons — Analyst
Okay, thank you. And also congratulations on the deal.

Operator
Rich Anderson, BMO Capital Markets.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Rich Anderson - BMO Capital Markets — Analyst
My apologies if this has been disclosed because I am not in front of a computer to see the presentation. But have you provided a cap rate on the transaction?

George Chapman - Health Care REIT — Chairman and CEO
Ray, do you want to discuss that generally?

Ray Braun - Health Care REIT — President
When we valued the transaction, we looked at a number of metrics. Cap rate not being that significant to us because we view that as strategic. We are buying the management, not just a pool of assets, so we really didn’t think it was appropriate to put a cap rate metric on it.

Rich Anderson - BMO Capital Markets — Analyst
Okay, so what metrics did you put on it?

George Chapman - Health Care REIT — Chairman and CEO
Scott, do want to walk through the valuation?

Scott Estes - Health Care REIT — SVP and CFO
Rich, if you’re talking more about the specific valuation as with any deal but particularly because this is a stock for stock deal, we used the wide range including FFO multiples, appropriate deal premiums, the historical relative exchange ratios for our two stock prices; cap rates to some extent, relative earnings contributions, and really at the end of the day, we felt the price that we paid, which will have Windrose ultimately owning 15% of the combined company, was really a fair one from both parties’ perspectives.

Rich Anderson - BMO Capital Markets — Analyst
Okay. Will there be any change in how you run the business underneath the HCN flag? I know you mentioned development opportunities and what have you but Windrose has been sort of the $100 million acquisition engine and then some in their case. Will you look to acquire more? Will you look to dispose of any assets? Is there any sort of change in strategy at that level?

George Chapman - Health Care REIT — Chairman and CEO
Let me just start and then I would like any of my current HCN colleagues to comment and Fred and Fred as well. I believe that we are going to be able to embellish what Fred and Fred are doing at the operating level by extending our systems, our infrastructure that we worked so hard to develop to them as well. We really pride ourselves on our systems and our data and our transparency and therefore I think we can take some of that burden as well off of the shoulders of Fred and Fred and their team.
In terms of dispositions or acquisitions, frankly there is a very similar philosophy between the management teams, and that is that not only do we attempt to go out and acquire great assets, we are constantly going to be culling through our joint portfolios looking to determine whether or not some asset should be sold so that we can redeploy money into even better assets, whether it is in the MOB space or the long-term care space or senior housing. So I don’t think that is going to change at all.
In terms of how we are going to do business, if anything I sort of envy Fred and Fred that they are going to be free from some of the bureaucracy and some of the reporting and work with us, but they are going to have a chance to be out there doing the fun part of our business, which is

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
finding good deals, finding new operators, forming new relationships. I think that is terrific and I frankly think that we have tried not to say synergies too many times.
But the reality is that given what we see everyday and what they see everyday, we just don’t see long-term care and senior housing and they don’t just see acute care and MOBs. Fred and Fred were in the business of assisted living. O.B. has been in the development business relating to healthcare for 30 years, or is it more, O.B.? I don’t know. So we think that there is just a profound ability to produce more value here.

Fred Klipsch - Windrose — Chairman and CEO
And I would just add that the HADC development capability which has been singularly focused on Windrose and MOBs can now be utilized across the entire platform and that’s an obvious almost immediate benefit.

Rich Anderson - BMO Capital Markets — Analyst
Okay. Then you mentioned some balance sheet repair that you would do postmerger. Can you talk about how the implications of that process might be in terms of converting the secured debt to unsecured, how financially — what the financial impact that might be on the sort of longer-term FFO number for HCN?

Scott Estes - Health Care REIT — SVP and CFO
Again, it’s Scott. I think with respect to the secured debt specifically again on a pro forma basis it would become about 13% of the combined company. I think we have identified roughly $60 to $70 million, I think, that could be prepayable without penalty. We are still working through those numbers and specifically we haven’t done our work yet, the full detail work, of the asset and liability mark-to-market and we’ll do that closer to the closing of the transaction. So we really don’t have a very precise handle on those numbers yet at this point. We’ll give you full guidance again in February.

George Chapman - Health Care REIT — Chairman and CEO
And I would just like to add that what we’re talking about is just simply adapting our joint balance sheet more to the BBB flat type investment grade rated company. It is just a natural evolution that Fred and Fred were going through and that we have already gone through to get well priced debt that is secured. But over time to have even better access to reasonably priced capital very quickly, we definitely are going to run it on the basis of an unsecured debt approach and we are going to go continue to move toward BBB flat range in the investment-grade ratings. To me it’s natural.

Rich Anderson - BMO Capital Markets — Analyst
George, last question. How do you feel about off-campus medical office buildings?

George Chapman - Health Care REIT — Chairman and CEO
I think that that is a very tough question because the easy answer is you’d rather have an office building, medical office building, on a campus connected to the hospital and probably have a master lease. And that is the easy answer, but the reality is that healthcare is going to change and it is not going to be that easy to continue to answer that question because frankly medical office buildings are even going to change in terms of some of their functions and there are going to be more surgical procedures in them. So it could well be that we are going to have to develop a greater number of MOBs and a greater number of healthcare and senior assets maybe together.
But the easy answer is yes, we’d probably prefer more on campus today, but over time watch out. This change in healthcare is going to have a profound effect on all aspects of healthcare. They have quite a number on campus. That’s good. They have quite a number just adjacent to the hospitals. Our target, to be clear, is to have more on campus today. What I like about our combination is that we are getting a lot of people coming together who have operated in the healthcare arena, senior housing arena, and we are going to be in front of a lot of the changes that are going to occur ever so quickly in the next 10 to 15 years.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Rich Anderson - BMO Capital Markets — Analyst
Thank you very much.

Fred Klipsch - Windrose — Chairman and CEO
Rich, I would like to just add a point, because you and I have had this discussion several times. The third category though are the outreach facilities that are being developed in the suburbs of every community in the United States and I would still maintain that those facilities strategically placed have equal values to on campus facilities. Clearly you have to be careful. You have to understand the market, the location, the geography, the physician groups, and the hospitals that they may be affiliated with, but being an expansion in the suburbs is an extremely valid asset.

Rich Anderson - BMO Capital Markets — Analyst
Okay, sounds good. I know we’ve had that conversation, Fred. So Fred and Fred, good execution. Congratulations. I’m sorry to see you go from the public eye and congratulations to George and your team.

Fred Klipsch - Windrose — Chairman and CEO
We’re still going to track you down every once in a while.

Rich Anderson - BMO Capital Markets — Analyst
Thank you.

Operator
Scott O’Donnell, MetLife.

Scott O’Donnell - MetLife — Analyst
What is the extent of the encumbrances on the Windrose portfolio in percentage terms by book value?

Fred Farrar - Windrose — President, COO and Treasurer
This is Fred Farrar. Windrose currently, of its $740 million in assets, we have about $200 million that is unencumbered when you look past our collateralized line of credit. And so that would say about 30% is unencumbered and the balance not being investment-grade we’ve been financing our business with secured property debt and those are generally in the 60% loan to value range.

Scott O’Donnell - MetLife — Analyst
Thank you.

Operator
Charlie Place, Ferris Baker Watts.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Charlie Place - Ferris Baker Watts — Analyst
The question I had pretty straightforward is what is the share count, Fred, that you are using for this analysis?

Fred Farrar - Windrose — President and COO
The outstanding Windrose shares are currently 21,132,000 [correction: 21,124,000]. When we factor in the conversion of the convertible preferred, the options, and the units, we wind up with a total share count of about 25,547,000 [correction: 24,797,000].

Charlie Place - Ferris Baker Watts — Analyst
And with the Series A Preferred, is that going to be redeemed if they don’t convert or is that — how are you going to treat that?

Scott Estes - Health Care REIT — SVP and CFO
It’s going to be redeemed if they didn’t convert and we think most will since they will all be in the money on the exchange prices. [Correction: The Series A preferred shares of Windrose will not be redeemed; those that do not convert prior to the merger, will convert into the right to receive the liquidation preference of $25.00 per share plus accrued and unpaid dividends pursuant to their terms.]

Charlie Place - Ferris Baker Watts — Analyst
Okay, thank you very much.

Operator
Philip Martin, Cantor Fitzgerald.

Philip Martin - Cantor Fitzgerald — Analyst
Congratulations on at least in my opinion what appears to be a pretty darned good marriage here. Is there any truth to the rumor, George, that you do not have to change your name to Fred?

Fred Farrar - Windrose — President, COO and Treasurer
Philip, we were going to change our name to George.

Philip Martin - Cantor Fitzgerald — Analyst
Okay. That was my next question.

George Chapman - Health Care REIT — Chairman and CEO
That way we can refer to everybody as the Freds.

George Chapman - Health Care REIT — Chairman and CEO
Philip, after all these years that is by far the best question you’ve ever asked.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Philip Martin - Cantor Fitzgerald — Analyst
See, you didn’t have to think real hard about that one. Well, the question I had really refers to the development pipeline. Certainly I guess for both management teams your number one, I would assume that this increases the development pipeline on a going-forward basis for Windrose or the potential opportunities just because of your ability to handle a larger pipeline at this point.
Then from a long-term care standpoint, I know, Fred, you mentioned that HADC can go across platforms here now. What does that mean for long-term care from the development standpoint? Will there be long-term care development projects? That’s probably more of a question for George, etc. And even from the development side on the specialty hospitals that HCN may have been looking at or MOBs, but I’m just trying to get a sense of where the development pipeline — what the development pipeline looks now with the combined entity, in terms of long-term care and MOB.

George Chapman - Health Care REIT — Chairman and CEO
Philip, I think right now, our pipeline is very significant at Health Care REIT, and Fred and Fred have a good one budding as well there, and we will be able to give you more information as we go into next year in terms of guidance and more data points once we get our systems put together.
I would remind you that I said earlier in my prepared remarks that O.B. was the construction manager, HADC was the construction management company on the Hoover, Alabama project that we did with Fred and Fred back in 1993. Frankly, HADC can be very helpful in every aspect of our business, and he could clearly go across all the platforms.
Now let me just also remind you, Philip, that my theory on where healthcare is going and senior housing is going is that we are going to have much less institutional platforms and many more combinations of platforms. And, therefore, as new types of platforms are developed that will be much more to the liking of the ever more demanding consumer, i.e. the baby boomers, there are just going to be immense opportunities for us to use our development capabilities. Why don’t, Fred and Fred, why don’t you step in?

Fred Klipsch - Windrose — Chairman and CEO
I would just add, too, Phil, you may not know that I started off in the nursing home business with healthcare as my career in 1979, and during the ‘80s was significantly involved with 100 nursing homes and 31 retirement centers. I mean long-term care was my primary focus all during the ‘80s, and then in the ‘90s we started National Guest Homes and bought HADC and was significantly involved in developing assisted living across the United States, mainly in the Sunbelt.
So now that we’ve been in the MOB space as a REIT the last five or six years, I’d just point out that for 20 years before that we were significantly in both as an operator but with HADC as the developer of all these long-term care assets. So that is a skill base they carry with them that is executable tomorrow if need be.
I’d also indicate we’ve got about $95 million of development for third parties winding up the latter part of this year, and so we have capacity immediately to do additional development of either MOBs or long-term care facilities as Health Care REIT decides.

George Chapman - Health Care REIT — Chairman and CEO
I would like to pull back just a bit too, because our approach at Health Care REIT has been that it is appropriate to have 10% to 15% of our investments in turnaround properties and development. And at this point, we are going to develop perhaps a new policy or at least we’re going to talk about what our policy should be as we go forward together, because we do have very good development opportunities. But you should know that there will always be a limit to what we do in development, and that will be worked out between the two management teams.
It is very important that we have a large percentage of stable assets so that we present a very strong and conservative profile to the capital markets.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Philip Martin - Cantor Fitzgerald — Analyst
And the limit on new development, is that a function of the rating agencies?

George Chapman - Health Care REIT — Chairman and CEO
I think to some degree I believe that rating agencies and other people believe that development is not without risk even though we have done it for thirty-five years. But I think any conservative management team like this is would try to put some limit on its management team and the inspections and all of the attendant activities one has to engage in when doing development projects. So I think it is not just the rating agencies. I think that it is just good portfolio management.

Fred Farrar - Windrose — President and COO
Phil, I’d follow up on that. As a company Windrose’s margin or band of risk associated with its development assets was virtually nil, so this larger platform and the commitment to the development across the larger platform does open up some opportunities for things that Windrose at its stage in its lifecycle may not have gotten involved in and we tried very hard to not have turnaround assets.

Philip Martin - Cantor Fitzgerald — Analyst
Exactly, okay. My last question too I guess is more for George, but with long-term care primarily the private pay senior living sector, can you just give us your thoughts on where we are in the development cycle? And the timing of that over the next couple of years? That is my last question and congratulations once again.

Ray Braun - Health Care REIT — President
Phil, this is the other George. When you look nationally, development is picking up in independent living, assisted living, CCRCs, but not much. Still running at a rate of about 1% of the existing stock. The reason that you’re starting to see it pick up a little bit is because buildings are full. Occupancies are high and there continues to be demand there. Right now looking again just speaking globally, we think that the new supply is consistent with rising demands due to aging. And I think one of the challenges for the industry will be not to overbuild again and we’ll just have to wait and see.

Philip Martin - Cantor Fitzgerald — Analyst
Okay, thank you very much.

Operator
Chris Lucas, Robert W. Baird.

Chris Lucas - Robert W. Baird — Analyst
I just wanted to concur with other comments that congratulations, Fred and Fred, on what looks like a very good straight strategic transaction for the Windrose Company. Just one sort of quick question and it’s related to sort of any closing costs and who would be allocated those costs at the end when the transaction is actually consummated?

Scott Estes - Health Care REIT — SVP and CFO
This is Scott Estes. To give everyone a little bit of an overview on the total transaction costs associated with the deal, we think that they should come in right at about $30 million. As we think about it, the components would be investment bankers fees for both sides would be included in

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
that number, change in control and compensation payments in stock and cash to key individuals as well as the tax payments that go along with them, as well as estimates for consent fees as we assume Windrose’s secured debt and then other deal related costs including accounting, legal work, tax, etc.

Chris Lucas - Robert W. Baird — Analyst
Just as a follow-up on the timing issue, what is your sense in terms of your ability to get the lender consent? I know you’re looking at probably a little more than three months, but that is always a tricky proposition.

George Chapman - Health Care REIT — Chairman and CEO
It will be a lot of work. We have already mapped out our approach and we will get it done.

Chris Lucas - Robert W. Baird — Analyst
Thank you, and again congratulations, Fred and Fred.

Operator
Rob Mains, Ryan Beck and Company.

Rob Mains - Ryan Beck — Analyst
Just closing costs, did you say $30 million?

Scott Estes - Health Care REIT — SVP and CFO
Yes, $30 million, total transaction costs.

Rob Mains - Ryan Beck — Analyst
Got you. Just want to make sure I understand, I know that you’re not putting a price tag on the accretion but when you say that the deal is accretive, is that before or after the $1 million to $2 million of SG&A savings you’re talking about?

Scott Estes - Health Care REIT — SVP and CFO
That would be after the savings.

Rob Mains - Ryan Beck — Analyst
That would be after the savings. But that doesn’t include any type of savings you might be — you are anticipating on interest costs etc.?

Scott Estes - Health Care REIT — SVP and CFO
That is correct. There’s a ton of factors obviously as you know, Rob, that go into modeling and we’ll get the full detailed guidance. What we can say is that it should be accretive to 2007.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Rob Mains - Ryan Beck — Analyst
Right. Are you willing to discuss whether it is FAD accretive because I know Windrose has a fair amount of straight line debt or straight line rent expense.

Scott Estes - Health Care REIT — SVP and CFO
Straight line rent clearly is a component. We have done an extensive amount of modeling, as you would expect. At this point we do not know the real impact on FAD due to the difference in their business models, the cash payments we need to make for maintenance CapEx, tenant improvements, leasing commissions, etc. This is particularly the case over the next couple of years as most people know Windrose portfolio has a fair number of leases up for renewal, which will clearly have an impact on the model.
I guess I would say while we would anticipate the deal to be slightly dilutive to FAD initially, we’re really still evaluating our internal policies at this point and would not be in a position to discuss it until we get a chance to go through it in greater detail.

Rob Mains - Ryan Beck — Analyst
Okay. Everything else I had has been answered. Thanks a lot.

Operator
Matthew Demchyk, Urdang.

Matthew Demchyk - Urdang Securities — Analyst
Congratulations on the deal. The first question is for the Freds. Are you going to have employment contracts with HCN and if so what are the lengths of them?

Fred Klipsch - Windrose — Chairman and CEO
We do have agreements and the length of them is two years.

Matthew Demchyk - Urdang Securities — Analyst
Okay. This one is for Fred Klipsch. Are you going to be 100% devoted to the combined entity?

Fred Klipsch - Windrose — Chairman and CEO
No, as I was not with Windrose. The question you are asking is about my other company, the family company, that is in the Klipsch loudspeaker business and I’m still chairman and CEO of that company, as I have been. But I have a team that operates the company on a day-to-day basis without much of my involvement. And what I am now prepared to do for the next two years is assist George with the integration of Windrose and the growth strategically that we talked about.

Matthew Demchyk - Urdang Securities — Analyst
Okay. Lastly, can you quantify what piece of that $30 million transaction cost is for the change in control payments?

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Scott Estes - Health Care REIT — SVP and CFO
Sure. This is Scott Estes. We would estimate that approximately $7 million would be specific payments in stock and cash to individuals as a part of the deal. And then on top of that there are basically excise tax payments we are generally required to make. But that is the number that is specifically to the Freds as well as the other members of their team.

Matthew Demchyk - Urdang Securities — Analyst
Okay, thanks a lot, guys. Congratulations.

Operator
Omotayo Okusanya, UBS.

Omotayo Okusanya - UBS — Analyst
Congratulations on this deal. I may have missed this earlier, Scott, but did you say the closing costs were $30 million?

Scott Estes - Health Care REIT — SVP and CFO
$30 million, correct.

Omotayo Okusanya - UBS — Analyst
3-0. Okay. $30 million.

George Chapman - Health Care REIT — Chairman and CEO
Scott, do you want to go through the components of that again because (multiple speakers) that is a whole array of factors there.

Scott Estes - Health Care REIT — SVP and CFO
To give you it in more detail, I would say about one-third of it is investment bankers fees, a little more than one-third for both sides. Probably about one-third is related to the change — a little more closer to probably 40% each for I bankers fees as well as the change of control and comp payments plus taxes and the remainder would be the consent fees and then the other deal related costs including your legal, tax, and accounting work.

Omotayo Okusanya - UBS — Analyst
All those costs will hit in ‘06, right?

Scott Estes - Health Care REIT — SVP and CFO
The majority of them probably will. It depends upon timing of the transaction, etc.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Omotayo Okusanya - UBS — Analyst
And then just a quick follow-up question in regards to credit ratings on a going forward basis. Is there any particular risks of that or is there any particular thing — can you give any more color and what you may need to do to maintain your current ratings?

George Chapman - Health Care REIT — Chairman and CEO
Let us just comment generally on that because to some extent it is presumptuous of us to talk for the rating agencies. But with a large transaction, a number of the agencies could be careful and sound a cautionary note and make sure or make it clear to us that we have to execute on our game plan. That is just normal in these situations. And we, I think, are known together as being very good at execution and we’re going to do that.
The general feedback that we have heard from the agencies is an acknowledgment of the benefits of diversification, reduction of concentration risks, and to that extent I guess I would say that we will wait and see. We expect this to be positive over time in terms of our ratings, but what people do in the short-term is just something we will have to wait and see and deal with. We think it will be viewed positively though.

Omotayo Okusanya - UBS — Analyst
Great. Thank you.

Operator
Larry Fleischman, Capital Vision.

Larry Fleischman - Capital Vision — Analyst
A quick question on the preferred stock. Can you tell us what the preferred A is going to look like post closing?

Fred Farrar - Windrose — President, COO and Treasurer
It actually is going to be redeemed. [Correction: The Series A preferred shares of Windrose will not be redeemed; those that do not convert prior to the merger, will convert into the right to receive the liquidation preference of $25.00 per share plus accrued and unpaid dividends pursuant to their terms.]

Larry Fleischman - Capital Vision — Analyst
Okay, at the closing at — assuming conversion at the time of the closing?

Fred Farrar - Windrose — President, COO and Treasurer
That is correct.

Larry Fleischman - Capital Vision — Analyst
Thank you.

Operator
Jay Redduy, IXIS.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Jay Redduy - IXIS - Analyst
This is just a question of clarification. The exchange ratio of 0.4509, is that the minimum exchange ratio or could the exchange ratio be less if Health Care REIT stock trades above $40.05?

George Chapman - Health Care REIT — Chairman and CEO
No, it will not change in that direction.

Jay Redduy - IXIS - Analyst
Okay, so 0.4509 is the minimum exchange ratio and then 0.4650 is the maximum exchange ratio?

George Chapman - Health Care REIT — Chairman and CEO
Right.

Jay Redduy - IXIS - Analyst
Okay, thank you.

Operator
Mike Emerald, Longfellow Investments.

Mike Emerald - Longfellow Investments — Analyst
My question has been answered, thank you.

Operator
Loren Griffin, Arctos Partners Inc.

Loren Griffin - Arctos Partners Inc. — Analyst
I’m trying to understand why the preferred is going to be redeemed instead of left outstanding convertibles in the merger consideration which is typically the case.

George Chapman - Health Care REIT — Chairman and CEO
Would you speak up? We did not hear your question.

Loren Griffin - Arctos Partners Inc. — Analyst
With regard to the convertible preferred, why is it being redeemed versus being left outstanding convertible into the merger consideration, which is typically the case when there is a merger?

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

George Chapman - Health Care REIT — Chairman and CEO
First of all we think that most of the converts will be in fact — they are in the money. It is going to be taken — they are going to take care of their own situation and what little are left we would just as soon redeem because of how we view our balance sheet and what instruments we want on our balance sheet. [Correction: The Series A preferred shares of Windrose will not be redeemed; those that do not convert prior to the merger, will convert into the right to receive the liquidation preference of $25.00 per share plus accrued and unpaid dividends pursuant to their terms.]

Loren Griffin - Arctos Partners Inc. — Analyst
Right, but the security has call protection until 2010 and as a holder myself of 100,000 plus shares, I would not be looking to convert assuming this deal closed as outlined.

George Chapman - Health Care REIT — Chairman and CEO
We will certainly take another look at it, but our advice has been that we can redeem to the extent they are not converted. [Correction: See above correction.]

Loren Griffin - Arctos Partners Inc. — Analyst
If somebody can call me with a part of a document I need to look at, I would appreciate that.

George Chapman - Health Care REIT — Chairman and CEO
We will get back to you.

Loren Griffin - Arctos Partners Inc. — Analyst
Thank you.

Operator
Charlie Sweat, Robeco.

Charlie Sweat - Robeco — Analyst
Thank you. My question was answered.

Operator
There appears to be no further questions at this time.

George Chapman - Health Care REIT — Chairman and CEO
And on behalf of both the Windrose and Health Care REIT teams, I would like to thank all of you for participating in this joint call and I can assure you on behalf of all of us, that both teams are very much dedicated to creating superior value for our joint shareholders as we go forward. So thanks very much.

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call

Operator
This does conclude today’s conference call. At this time you may disconnect.

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Additional Information and Where to Find It
In connection with this proposed transaction, a registration statement of Health Care REIT, which will contain a proxy statement/prospectus, will be filed with the United States Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the registration statement, including the proxy statement/prospectus, and all other relevant documents filed by Health Care REIT or Windrose with the SEC free of charge at the SEC’s Web site www.sec.gov or, with respect to documents filed by Health Care REIT, from Health Care REIT Investor Relations at One SeaGate, Suite 1500, P.O. Box 1475, Toledo, Ohio, 43603-1475, 419-247-2800 and, with respect to documents filed by Windrose, from Windrose Investor Relations at 3502 Woodview Trace, Suite 210, Indianapolis, Indiana, 46268, 317-860-8875.
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The respective directors, trustees, executive officers and other members of management and employees of Health Care REIT and Windrose may be deemed to be participants in the solicitation of proxies from the

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
shareholders of Windrose in favor of the transactions. Information about Health Care REIT and its directors and executive officers, and their ownership of Health Care REIT securities, is set forth in the proxy statement for Health Care REIT’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2006. Information about Windrose and its trustees and executive officers, and their ownership of Windrose securities, is set forth in the proxy statement for the 2006 Annual Meeting of Shareholders of Windrose, which was filed with the SEC on April 10, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This document may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe, among other things, the beliefs, expectations, plans and strategies of Health Care REIT, Windrose and the combined entity that are not based on historical facts. These forward-looking statements concern and are based upon, among other things, the prospective merger of Health Care REIT and Windrose; the possible increase in the size and composition of the portfolios of each entity and the combined entity; potential benefits associated with the proposed transaction; the sale of properties; the performance of the operators and properties of each of Health Care REIT and Windrose; the ability of each of Health Care REIT and Windrose to complete the transaction, to integrate their operations and to achieve expected savings and synergies; the ability to make new investments and to maintain returns from existing investments; the ability to enter into agreements with new and existing tenants; the ability of each of Health Care REIT and Windrose to make distributions; the policies and plans of each of Health Care REIT and Windrose regarding investments, financings and other matters; the tax status of each of Health Care REIT and Windrose as a real estate investment trust; the ability of each of Health Care REIT and Windrose to appropriately balance the use of debt and equity; the ability of each of Health Care REIT and Windrose to access capital markets or other sources of funds; and the ability of each of Health Care REIT and Windrose and of the combined entity to meet earnings guidance. Forward-looking statements include any statement that includes words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Expected results may not be achieved, and actual results may differ materially from expectations. This may be caused by various factors, including, but not limited to: changes in economic or general business conditions; the status of capital markets, including prevailing interest rates; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies and operators’ difficulty in obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care and senior housing industries and specialty medical property market; negative developments in the operating results or financial condition of operators and tenants; the ability to transition or sell facilities with a profitable result; the failure of closings to occur as and when anticipated; acts of God; the ability to reinvest sale proceeds at sufficiently high yields; operator and tenant bankruptcies or insolvencies; government regulations affecting the health care sector; liability claims and insurance costs for operators and tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; hostile acts of third parties; changes in rules or practices governing financial reporting; and other factors affecting the execution of the transaction and subsequent performance, including REIT laws and regulations, anti-takeover provisions and retention of key management personnel; receipt of shareholder and third party approvals without unexpected delays or conditions; timely implementation and execution of merger integration plans; the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; and no unanticipated developments relating to previously disclosed lawsuits or similar matters. In addition, the ability of Health Care REIT/Windrose to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular

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Final Transcript
Sep. 13. 2006 / 10:30AM ET, HCN — Health Care REIT/Windrose Conference Call
the response to the proposed transaction in the marketplace); and other risks and uncertainties described from time to time in Health Care REIT/Windrose public filings with the SEC. Neither Health Care REIT nor Windrose assume any obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

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© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.